EMX ROYALTY CORP
THE ROYALTY GENERATOR

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more.

Toll Free 1-866-964-0492

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Notice of Availability of Proxy Materials for EMX ROYALTY CORPORATION Annual General and Special Meeting

Meeting Date and Location:

When: June 28, 2023
10:30 am (Pacific Time)

Where: 501 - 543 Granville Street, Vancouver, BC,
and Via Teleconference:
North America: 1-877-385-4099
(Toll Free in CAN and USA)
International: +1 403-232-0994
(Connection charges may apply)
*Participant Access Code: 3507562#

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://emxroyalty.com/investors/annual-general-meeting-proxy-materials/

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 19, 2023. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-604-688-6390.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 (English) or 1-303-562-9306 (French) and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-604-688-6390.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - *Set Number of Directors to be Elected*
2. **Election of Directors** - *Election of Directors*
3. **Appointment of Auditors** - *Appointment and Remuneration of Auditors*
4. **Ratification of Stock Option Plan** - *Ratification of Stock Option Plan*
5. **Amendments to the Stock Option Plan** - *Amendments to the Stock Option Plan*
6. **Amendments to the RSU Plan** - *Amendments to the RSU Plan*

Voting

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PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery
• Only Registered and Beneficial holders who opted to receive one

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